Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REPORTS THE APPOINTMENT OF MENAHEM RAFAEL TO THE BOARD OF DIRECTORS

        LOD, Israel, Thursday, June 15, 2006 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that Marc Lesnick, a member of NUR’s Board of Directors, resigned from the board of directors and was replaced by Menahem Raphael. In connection with the previously announced $12 million private placement (the “Private Placement”) led by Fortissimo Capital Fund GP, LP (“Fortissimo”), NUR agreed to increase the size of its Board of Directors to seven members, four of whom, including Mr. Lesnick, were nominated by Fortissimo. Kanir Joint Investments (2005) Limited Partnership (“Kanir”) participated as an investor in the Private Placement. Pursuant to a Shareholders Agreement by and between Fortissimo and Kanir, Marc Lesnick resigned and Mr. Raphael, a nominee selected by Kanir, was nominated in his place.

        Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Between the years 1984 to 1994, Mr. Raphael was a partner at the law firm of Goldberg Raphael and Co., an Israeli law firm that specialized in civil and commercial law. Thereafter, Mr. Raphael was an entrepreneur and a business man involved in various real estate and financial investments. Mr. Raphael holds an LL.B degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

CONTACT:	NUR Macroprinters Ltd.
Yossy Zylberberg
COO & CFO
+972 8 9145466
yossyz@nur.com